Filed Pursuant to Rule 433 Registration Nos. 333-132370 and 333-132370-01

7.50% ELKS (Equity Linked Notes)

Based Upon the Common Stock of Texas Instruments Incorporated

Final Terms and Conditions

December 13, 2006

Issuer:	Citigroup Funding Inc.

Issuer Rating:	The creditworthiness of CFI is Aa1/AA- (Moody’s / S&P) based upon a full and unconditional guarantee from its parent company, Citigroup Inc.

Currency:	United States Dollar (“USD”).

Underlying Stock:	Texas Instruments Inc. (NYSE: “TXN”).

Offering:	7.50% Texas Instruments Inc. Equity Linked Securities (the “ELKS”).

Issue Size:	5,923,000 Units (Principal Amount of USD 174,992,073.50).

Trade Date:	December 13, 2006.

Issue Date:	December 27, 2006.

Valuation Date:	December 21, 2007.

Maturity Date:	December 28, 2007.

Offering Price:	USD 29.5445 per Unit.

Coupon:	7.50% per annum. Coupons will be paid quarterly on the 28th day of each March, June, September, and December beginning on March 28, 2007 and ending on the Maturity Date.

Initial Stock Price:	USD 29.5445 (or 100%).

Cap Price:	USD 33.98, which represents 115.00% of the Initial stock Price.

Final Stock Price:	The closing price of the Underlying Stock on the Valuation Date.

Payment at Maturity:

1)      If the Final Stock Price is less than or equal to the Cap Price then the USD cash value of a number of shares of the Underlying Stock for each note equal to the product of (i) the Exchange Ratio and (ii) the Final Stock Price, or

2)      If the Final Stock Price is greater than the Cap Price then the USD cash value of a number of shares of the Underlying Stock for each note equal to product of (i) the Exchange Ratio, (ii) the Final Stock Price, and (iii) a ratio equal to the Cap Price divided by the Final Stock Price

Exchange Ratio:	1.0 share of the Underlying Stock for each ELKS of USD 29.5445 principal amount with any fractional shares to be paid in cash.

Business Days:	A day on which commercial banks in New York are open.

Calculation Agent:	Citigroup Global Markets Inc.

Form and Denomination:	Registered Medium Notes in minimum denominations and minimum increments of USD 29.5445.

Clearing and Settlement:	DTC.

Listing:	None.

CUSIP:	1730T0 BL 2.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-248-3580.